SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC VOTING MAP

Items on the agenda of the Annual General Meeting held on

April 29, 2024

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
1	To examine, discuss and vote on the Company's Financial Statements, together with the report and opinion of the Independent Auditors, the opinion of the Audit Board and the report of the Statutory Audit and Compliance Committee, for the fiscal year ending December 31, 2023.	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%

1

2	To examine, discuss and vote on the Management Report and respective Directors' Accounts for the fiscal year ending December 31, 2023.	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
3	Nomination of all the names that make up the slate (The votes indicated in this field will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election for member of the board of directors and the separate election referred to in these fields takes place) - Majority Election	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
4	If one of the candidates on the chosen slate ceases to be a member, can the votes corresponding to their actions continue to be awarded to the chosen slate?	APPROVALS	438.761.575	-	61,5%	98,1%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	8.282.062	-	1,2%	1,9%	0,0%

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5	If the multiple vote election process is adopted, should the votes corresponding to your shares be distributed in equal percentages among the members of the slate you have chosen? [If the shareholder chooses "yes" and also indicates the type of answer "approve" for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election takes place through the multiple voting process, their vote must be counted as an abstention in the respective resolution of the meeting].	APPROVALS	438.761.575	-	61,5%	98,1%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	3.687.062	-	0,5%	0,8%	0,0%
6	View all the candidates on the slate to indicate the distribution of the multiple vote.	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	-	-	0,0%	0,0%	0,0%

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7

Do you wish to request the separate election of a member of the board of directors, under the terms of art. 141, § 4, I, of Law no. 6.404, of 1976? (The shareholder can only fill in this field if he/she has been the uninterrupted holder of the shares with which he/she votes during the 3 months immediately preceding the general meeting. If the shareholder chooses "no" or "abstain", their shares will not be counted for the purposes of requesting the separate election of a member of the board of directors). [1]

Note: The percentage of approvals, abstentions and rejections indicated for this item on the agenda is based on the total number of ordinary shares in the company, pursuant to article 141, paragraph 4, I, of Law 6,404 of 1976.

	APPROVALS	4.600.000	-	0,6%	1,0%	0,0%
	REJECTIONS	3.682.062	-	0,5%	0,8%	0,0%
	ABSTENTIONS	5.000	-	0,0%	0,0%	0,0%

[1] The numbers of shares indicated in items 7, 8, 9, 10 and 11 reflect the most recent available shareholding positions of the shareholders who voted on such items, both by means of the remote voting ballots and shareholders who attended the Meeting, including ADR holders. These share numbers do not reflect the uninterrupted participation of such shareholders and ADR holders in the three (3) months prior to the Meeting, necessary for participation in the separate election, given that, according to item 9.3.1 of the minutes, the quorum necessary for the installation of such a separate vote was not reached and, therefore, the Board, after considering the documentation received from the shareholders who sent it, waived the verification of the evidence necessary for the exercise of such right.

4

8

If it turns out that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights have reached, respectively, the quorum required in items I and II of §4 of article 141 of the Corporation Law, do you wish your vote to be added to the votes of the shares without voting rights in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, as stated in this Bulletin, are running in the separate election?

Note: The percentage of approvals, abstentions and rejections indicated for this item on the agenda is based on the Company's total share capital, pursuant to article 141, paragraph 5 of Law 6,404 of 1976.

	APPROVALS	4.605.000	-	0,6%	1,0%	0,0%
	REJECTIONS	-	-	0,0%	0,0%	0,0%
	ABSTENTIONS	3.682.062	-	0,5%	0,8%	0,0%

5

9

Do you wish to request the separate election of a member of the board of directors, under the terms of art. 141, § 4, II, of Law no. 6.404, of 1976? (The shareholder can only fill in this field if he/she has been the uninterrupted holder of the shares with which he/she votes during the 3 months immediately preceding the general meeting. If the shareholder chooses "no" or "abstain", their shares will not be counted for the purposes of requesting the separate election of a member of the board of directors).

Note: The percentage of approvals, abstentions and rejections indicated for this item on the agenda is based on the total share capital of the Company, under the terms of art. 141, § 4, II, of Law 6.404, of 1976.

	APPROVALS	-	58.177.487	7,3%	0,0%	16,8%
	REJECTIONS	-	135.966	0,0%	0,0%	0,0%
	ABSTENTIONS	-	4.902.949	0,6%	0,0%	1,4%

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10

Nomination of candidates for the board of directors by shareholders holding preferred shares without voting rights or with restricted voting rights (the shareholder can only fill in this field if he/she has been the uninterrupted holder of the shares with which he/she votes during the 3 months immediately preceding the general meeting)

RACHEL DE OLIVEIRA MAIA / PEDRO AGUIAR DE FREITAS

Note: Request denied, since, according to item 9.3.1 of the minutes, the quorum required for such a separate vote was not reached. As the minimum percentage for installation was not reached, the Board, after considering the documentation received from the shareholders who sent it, dispensed with verifying the evidence required to exercise this right.

	APPROVALS	-	59.014.944	8,3%	0,0%	22,1%
	REJECTIONS	-	171.104	0,0%	0,0%	0,1%
	ABSTENTIONS	-	4.030.356	0,6%	0,0%	1,5%
11

If it turns out that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights have reached, respectively, the quorum required in items I and II of § 4 of art. 141 of Law No. 6,404, of 1976, do you wish your vote to be aggregated with the votes of the shares with voting rights in order to elect to the board of directors the candidate with the highest number of votes among all those who, appearing on this remote voting form, are running in the separate election?

Note: The percentage of approvals, abstentions and rejections indicated for this agenda item is based on the calculation of the Company's total share capital, under the terms of art. 141, § 5 of Law 6,404, of 1976.

	APPROVALS	-	56.788.807	7,1%	0,0%	16,4%
	REJECTIONS	-	1.333.334	0,2%	0,0%	0,4%
	ABSTENTIONS	-	5.094.075	0,6%	0,0%	1,5%

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12	Election of chairman of the board of directors - Limit of vacancies to be filled: 1 Nomination of candidates for chairman of the board of directors. José Mauro Mettrau Carneiro da Cunha	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
13	Election of vice-chairman of the board of directors - Limit of vacancies to be filled: 1 Nomination of candidates for vice-chairman of the board of directors. José Henrique Reis de Azeredo	APPROVALS	442.448.637	-	62,0%	99,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
14	Nomination of all names on the slate - Single Slate	APPROVALS	442.448.637	-	62,0%	99,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%

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15	If one of the candidates who make up the slate ceases to be part of it in order to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6.404, of 1976, can the votes corresponding to their shares continue to be awarded to the chosen slate? -	APPROVALS	-	-	0,0%	0,0%	0,0%
		REJECTIONS	442.448.637	-	62,0%	99,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%
16	Do you wish to request the separate election of a member of the Audit Board by minority shareholders holding ordinary shares, under the terms of article 161, paragraph 4, a, of the Corporate Law?	APPROVALS	-	-	0,0%	0,0%	0,0%
		REJECTIONS	-	-	0,0%	0,0%	0,0%
		ABSTENTIONS	8.287.062	-	1,2%	1,9%	0,0%
17	Do you wish to request the separate election of a member of the Audit Board by minority shareholders holding preferred shares, under the terms of article 161, paragraph 4, a, of the Corporate Law?	APPROVALS	-	57.612.537	8,1%	0,0%	21,6%
		REJECTIONS	-	318.394	0,0%	0,0%	0,1%
		ABSTENTIONS	-	5.285.463	0,7%	0,0%	2,0%

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18	Nomination of candidates to the supervisory board by shareholders holding preferred shares without voting rights or with restricted voting rights DANIEL STIELER / PATRICIA VALENTE STIERLI	APPROVALS	-	58.943.140	8,3%	0,0%	22,1%
		REJECTIONS	-	304.464	0,0%	0,0%	0,1%
		ABSTENTIONS	-	3.968.716	0,6%	0,0%	1,5%
19	To resolve on the annual and overall remuneration of the Company's managers and members of the Audit Board for the fiscal year ending December 31, 2024	APPROVALS	442.443.637	-	62,0%	99,0%	0,0%
		REJECTIONS	5.000	-	0,0%	0,0%	0,0%
		ABSTENTIONS	4.600.000	-	0,6%	1,0%	0,0%

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.